Exhibit 99.1

Opera completes repurchase of shares from 360

OSLO, Norway, October 17, 2022 /PRNewswire/ -- Opera Limited (NASDAQ: OPRA) (“Opera”), one of the world’s major browser developers and a leading internet consumer brand, today announced that the share repurchase from its pre-IPO shareholder Qifei International Development Co. Ltd., a subsidiary of 360 Security Technology Inc. (601360:CH) (hereinafter, “360”), has closed.

360 has sold all its 46.75 million shares, the equivalent of 23.4 million ADSs or a 20.6% ownership stake in Opera, and is no longer a shareholder in Opera. 360’s representative on Opera’s Board of Directors, Mr. Hongyi Zhou, has also resigned with immediate effect. Opera will pay $128.6 million for the shares, or $5.50 on a per-ADS basis.

Opera’s total outstanding shares is thereby reduced to an ADS equivalent of 89,761,299 as of today, with each outstanding share now representing 26% more ownership of Opera than it did before the transaction closed.

“Today we are taking another step aimed at re-establishing a connection between what we believe is the intrinsic value of Opera and our market price”, said Mr. Frode Jacobsen, Opera CFO. “We have taken advantage of our strong balance sheet and the current volatility in our stock to exit a significant non-public shareholder at a valuation that is 43% below the average analyst price target and near the bottom of our historic valuation range. This repurchase is accretive and simplifies our ownership structure.”

Since its IPO in 2018 Opera has repurchased 33.7 million ADS equivalents, including both open market purchases and today’s announced transaction. This represents 28% of total ADS equivalents outstanding after the IPO and 2019 follow-on offering.

With the exit of 360’s representative on Opera’s Board of Directors, two new Directors have been appointed. Mr. Lin Song, co-CEO of Opera, as well as Mr. Tian Jin, Chairman of Beijing Kunlun Tech Co Ltd. “I am excited that we were able to repurchase a significant number of shares at an attractive valuation and without impacting the public float”, said Mr. Song. He added: “In addition, both Tian Jin and I are very eager to join Opera’s board of directors and look forward to working even more closely with Opera’s other directors to guide Opera’s strategy, as well as our continued journey towards an appropriate market valuation.”

The transaction does not affect Opera’s ongoing share repurchase program. Approximately $36 million remains under the existing $50 million authorization announced in January of 2022.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

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